Hydro One Reports Fourth Quarter Results

The Company remains dedicated to developing essential infrastructure and expanding its transmission portfolio to support electrification initiatives in Ontario.

TORONTO, February 20, 2025 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2024.
Fourth Quarter Highlights
•Fourth quarter basic earnings per share (EPS) of $0.33 compares to EPS of $0.30 for the same period in 2023.
•The change in EPS year-over-year was largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2024 transmission and distribution rates and lower operation, maintenance and administrative expenses (OM&A), partially offset by higher depreciation, amortization and asset removal costs and lower average monthly peak demand.
•The Company has revised its earnings per share growth guidance for the 2023 to 2027 period to an annualized rate of 6% to 8% from the previous annualized rate of 5% to 7%.
•Annual productivity savings of $150 million were realized in 2024 through ongoing efforts to optimize costs.
•Hydro One was selected to develop and construct the new Wawa to Porcupine Transmission Line Project in Northeastern Ontario.
•The Company announced an agreement to purchase an approximately 48 per cent interest in the East-West Tie Transmission Line in Northeastern Ontario.
•The Chatham to Lakeshore Transmission Line Project in southwestern Ontario was energized one year ahead of schedule.
•Hydro One received the Electricity Canada President’s Award of Excellence for Employee Safety for Transmission in 2024, marking the third year in a row receiving the award.
•The Company issued $750 million of Medium-Term Notes under its Sustainable Financing Framework.
•The Company's capital investments and in-service additions for the year were $3,063 million and $2,463 million, respectively, compared to $2,531 million and $2,324 million in 2023.
•A quarterly dividend of $0.3142 per share was declared, payable on March 31, 2025.

“Electricity is the backbone of our economy and Hydro One is a trusted builder and operator of electricity infrastructure across the province,” said David Lebeter, President and Chief Executive Officer, Hydro One. “Together with Indigenous communities, provincial and local governments, residents and landowners we will continue to deliver reliable and sustainable solutions that make Ontario an attractive place to live, grow and invest.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars, except as otherwise noted)	2024	2023	2024	2023

Revenues	2,095	1,979	8,484	7,844
Purchased power	1,060	990	4,143	3,652
Revenues, net of purchased power[1]	1,035	989	4,341	4,192
Net income attributable to common shareholders	200	181	1,156	1,085

Basic EPS	$0.33	$0.30	$1.93	$1.81
Diluted EPS	$0.33	$0.30	$1.92	$1.81

Net cash from operating activities	703	768	2,534	2,412
Capital investments	799	745	3,063	2,531
Assets placed in-service	1,100	975	2,463	2,324

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,396	20,477	20,659	20,806
Distribution: Electricity distributed to Hydro One customers (GWh)	8,249	8,040	31,523	30,619
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2024 Fourth Quarter Highlights
The Company reported net income attributable to common shareholders of $200 million during the quarter, compared to $181 million in the same period of 2023. This resulted in EPS of $0.33, compared to EPS of $0.30 in the prior year.
Revenues of $2,095 million for the fourth quarter were $116 million higher than revenues for the fourth quarter of 2023. Revenues, net of purchased power1 of $1,035 million for the fourth quarter were $46 million higher than revenues, net of purchased power1 for the fourth quarter of 2023. The increase is mainly attributable to higher revenues resulting from OEB-approved 2024 rates as well as differences in regulatory adjustments recorded in each respective period, including lower earnings sharing accruals, partially offset by lower average monthly peak demand.
OM&A in the fourth quarter of 2024 were $24 million lower than the prior year primarily resulting from lower work program expenditures.
Depreciation, amortization and asset removal costs for the fourth quarter of 2024 were higher than the prior year mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing charges in the fourth quarter of 2024 were higher than the prior year primarily due to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by a lower average volume of short-term notes outstanding, and higher capitalized interest.
Income tax expense for the fourth quarter of 2024 was higher than the prior year once adjusted for net income neutral items primarily due to higher pre-tax earnings.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $799 million during the fourth quarter of 2024 and placed $1,100 million of new assets in-service.
2024 Annual Highlights
For the twelve months ended December 31, 2024, the Company reported net income attributable to common shareholders of $1,156 million compared to $1,085 million in 2023, an increase of $71 million compared to the prior year. This resulted in EPS for the period of $1.93 compared to EPS of $1.81 in 2023. Annual results were primarily impacted by higher revenues resulting from OEB-approved 2024 transmission and distribution rates, partially offset by higher depreciation, amortization and asset removal costs and higher financing charges.
For the full year, the Company placed $2,463 million of assets into service in 2024 compared to $2,324 million in 2023.
Selected Operating Highlights
The Company has revised its expected EPS guidance range for 2027 to $2.15 to $2.37 (compared to the Company’s previous expectations for EPS for 2027 of $2.05 to $2.26). This range translates to an annualized growth rate of 6% to 8%, for the 2023 to 2027 period, relative to normalized 2022 earnings, (compared to the previous expectation for an annualized growth rate of 5% to 7%). The increase to the EPS guidance results from: (i) a conservative estimate in rural broadband capital expenditures of approximately $300 million that are expected to contribute to future earnings; and (ii) the earnings contribution expected following the closing of the Company’s recently announced agreement to acquire a minority interest in the East-West Tie Transmission Line.
Hydro One was selected to develop and construct a new priority transmission line project in Northeastern Ontario. The Wawa to Porcupine Transmission Line Project will be a new 260-kilometre, 500-kV transmission line, initially energized at 230-kV. The line will run between the Wawa Transformer Station in Wawa, and Porcupine Transformer Station in Timmins and will support the rapid increase in electricity demand expected in northern Ontario. The line is expected to be in service by the end of 2030.
Hydro One completed the construction of the Chatham to Lakeshore Transmission Line, one year ahead of schedule. The line was energized on December 17, 2024, and its early completion resulted in a reduction in the total project cost by approximately $30 million. The line will add approximately 400 megawatts to the electricity network to support the local agri-food and manufacturing supply chain in southwestern Ontario.
On December 19, 2024, the Company announced that its wholly-owned subsidiary, Hydro One Networks Inc., entered into an agreement to purchase an approximately 48 per cent interest in the East-West Tie Limited Partnership from affiliates of OMERS Infrastructure Management Inc. and Enbridge Transmission Holdings Inc. The East-West Tie Line is a 450-kilometre, 230-kV double-circuit transmission line spanning from Wawa to Thunder Bay. Hydro One agreed to purchase its interest for $257 million in cash, subject to customary adjustments and court approval. The line has an OEB-approved rate base of approximately $880 million (100 per cent basis) and is expected to be accretive to earnings. Closing of the transaction is subject to customary closing conditions.
Hydro One’s wholly-owned subsidiary, Hydro One Inc. completed an offering of $750 million of Medium-Term Notes consisting of an additional offering of $375 million aggregate principal amount of 4.46% Medium-Term Notes, Series 55, due 2053 and an additional offering of $375 million aggregate principal amount of 4.25% Medium-Term Notes, Series 60, due 2035. The Notes were priced to yield 4.36% and 3.94%, respectively. The offering of the Medium-Term Notes represents an issuance pursuant to Hydro One’s Sustainable Financing Framework. Hydro One Inc. intends to allocate an amount equal to the net

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proceeds from the sale of the Medium-Term Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework.
Common Share Dividends
Following the conclusion of the fourth quarter, on February 19, 2025, the Company declared a quarterly cash dividend to common shareholders of $0.3142 per share to be paid on March 31, 2025 to shareholders of record on March 12, 2025.
Supplemental Segment Information

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2024	2023	2024	2023

Revenues
Transmission	505	506	2,269	2,214
Distribution	1,583	1,459	6,175	5,582
Other	7	14	40	48
Total revenues	2,095	1,979	8,484	7,844

Revenues, net of purchased power[1]
Transmission	505	506	2,269	2,214
Distribution	523	469	2,032	1,930
Other	7	14	40	48
Total revenues, net of purchased power[1]	1,035	989	4,341	4,192

Operation, maintenance and administration costs
Transmission	128	141	475	499
Distribution	204	230	721	765
Other	41	26	112	90
Total operation, maintenance and administration costs	373	397	1,308	1,354

Income (loss) before financing charges and income tax expense
Transmission	227	225	1,240	1,189
Distribution	186	133	809	705
Other	(37)	(15)	(82)	(52)
Total income before financing charges and income tax expense	376	343	1,967	1,842

Capital investments
Transmission	476	438	1,860	1,493
Distribution	313	301	1,185	1,015
Other	10	6	18	23
Total capital investments	799	745	3,063	2,531

Assets placed in-service
Transmission	754	637	1,431	1,296
Distribution	342	329	1,017	994
Other	4	9	15	34
Total assets placed in-service	1,100	975	2,463	2,324
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2024 of $200 million is $19 million, or 10.5%, higher than the same period in the prior year. Significant influences on the change in net income included:
•higher revenues, net of purchased power,2 resulting from an increase in transmission and distribution revenues due to OEB-approved 2024 rates as well as differences in regulatory adjustments recorded in each respective period, partially offset by lower average monthly peak demand; and
•lower OM&A costs primarily resulting from lower work program expenditures; partially offset by
•higher depreciation, amortization and asset removal costs primarily due to growth in capital assets as the Company continues to place new assets in-service and higher amortization of regulatory assets; and
•higher financing charges attributable to higher interest on long-term debt as well as higher long-term debt, partially offset by lower average volume of short-term notes outstanding, and higher capitalized interest.
EPS
Basic EPS was $0.33 in the fourth quarter of 2024, compared to Basic EPS of $0.30 in the fourth quarter of 2023.
Revenues
The year-over-year decrease of $1 million, or 0.2%, in transmission revenues during the quarter primarily resulted from:
•lower average monthly peak demand;
•net income neutral items, including lower revenue related to the OEB-approved recovery of regulatory assets in the prior period which is offset in OM&A; and
•regulatory adjustments in the period, including a higher earnings sharing accrual; partially offset by
•higher revenues resulting from OEB-approved 2024 rates.
The year-over-year increase of $124 million, or 8.5%, in distribution revenues during the quarter primarily resulted from:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•regulatory adjustments, mainly attributable to a lower earnings sharing accrual in the current period;
•higher revenues resulting from OEB-approved 2024 rates; and
•net income neutral items, including costs associated with mutual storm assistance costs recovered from third parties, partially offset by lower revenue of Hydro One Remotes, both of which are offset in OM&A.
Distribution revenues, net of purchased power,2 increased by 11.5% during the fourth quarter of 2024 compared to the prior year primarily due to the factors noted above, adjusted for the recovery of purchased power costs.
2 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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OM&A Costs
The year-over-year decrease of $13 million, or 9.2%, in transmission OM&A costs during the quarter was primarily due to:
•lower work program expenditures, primarily related to vegetation management, stations and lines maintenance work and information technology initiatives;
•lower corporate support costs; and
•lower OM&A associated with the OEB-approved recovery of cost deferrals which is offset in revenue and therefore net income neutral.
The year-over-year decrease of $26 million, or 11.3%, in distribution OM&A costs during the quarter was primarily due to:
•lower work program expenditures, including forecast environmental expenditures provisioned in the prior year, lower emergency restoration costs and lower spend on information technology initiatives;
•lower corporate support costs; and
•regulatory adjustments associated with the forecasted regulatory recovery of certain costs in accordance with the OEB-approved Getting Ontario Connected Act Variance Account; partially offset by
•net income neutral items, including costs associated with mutual storm assistance costs, partially offset by lower fuel costs of Hydro One Remotes, both of which are offset in revenue.
The year-over-year increase of $15 million, or 57.7%, in other OM&A costs during the quarter was due to various factors, including higher costs in Acronym primarily due to higher third party service costs.
Depreciation, Amortization and Asset Removal Costs
The increase of $37 million, or 14.9%, in depreciation, amortization and asset removal costs in the fourth quarter of 2024 was primarily due to growth in capital assets as the Company continues to place new assets in-service, higher amortization of regulatory assets, and higher asset removal costs.
Financing Charges
The $11 million, or 7.5%, increase in financing charges for the quarter ended December 31, 2024, was primarily due to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by a lower average volume of short-term notes outstanding and higher capitalized interest.
Income Tax Expense
Income tax expense for the fourth quarter of 2024 is comparable to the same period in 2023. This resulted in a realized Effective Tax Rate (ETR) of approximately 7.8% in the fourth quarter of 2024, compared to approximately 6.6% in the fourth quarter of the prior year.
The increase in ETR for the three months ended December 31, 2024 was primarily attributable to:
•higher pre-tax earnings, adjusted for the net income neutral items; partially offset by
•OEB-approved regulatory adjustments, associated with the recovery of cost deferrals recognized as regulatory assets in prior periods, that are offset by a corresponding reduction in revenue and therefore net income neutral.

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Assets Placed In-Service
The increase in transmission assets placed in-service during the fourth quarter was primarily due to:
•investments placed in-service for the Chatham to Lakeshore Transmission Line; and
•higher volume of line refurbishments; partially offset by
•investments placed in-service in the prior year for the Barrie Area Transmission upgrade and grid operating and control facilities; and
•lower spend on minor fixed assets.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to:
•assets placed in-service for the Orleans Operation Centre;
•higher volume of storm-related asset replacements;
•timing of assets placed in-service for system capability reinforcement projects; and
•higher volume of wood pole replacements; partially offset by
•lower spend on minor fixed assets; and
•lower volume of assets placed in-service for customer connections.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to:
•higher volume of station refurbishments and equipment replacements;
•higher spend on spare transformer purchases;
•investments in the St. Clair Transmission Line; and
•higher volume of wood pole replacements; partially offset by
•lower spend on specified equipment to support long-term projects;
•lower spend on minor fixed assets; and
•lower spend on customer connections.
The increase in distribution capital investments during the fourth quarter was primarily due to:
•higher spend on storm-related asset replacements;
•higher spend on line refurbishments and wood pole replacements;
•investments in the Orillia Distribution Centre; and
•investments in Ontario’s broadband initiative; partially offset by
•lower spend on minor fixed assets.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenues
Distribution	1,583	1,459	6,175	5,582
Transmission	505	506	2,269	2,214
Other	7	14	40	48
	2,095	1,979	8,484	7,844

Costs
Purchased power	1,060	990	4,143	3,652
Operation, maintenance and administration	373	397	1,308	1,354
Depreciation, amortization and asset removal costs	286	249	1,066	996
	1,719	1,636	6,517	6,002

Income before financing charges and income tax expense	376	343	1,967	1,842
Financing charges	158	147	621	570

Income before taxes	218	196	1,346	1,272
Income tax expense	17	13	181	178
Net income	201	183	1,165	1,094

Other comprehensive income (loss)	(6)	(2)	(9)	(14)
Comprehensive income	195	181	1,156	1,080

Net income attributable to:
Noncontrolling interest	1	2	9	9
Common shareholders	200	181	1,156	1,085
	201	183	1,165	1,094

Comprehensive income attributable to:
Noncontrolling interest	1	2	9	9
Common shareholders	194	179	1,147	1,071
	195	181	1,156	1,080

Basic EPS	$0.33	$0.30	$1.93	$1.81
Diluted EPS	$0.33	$0.30	$1.92	$1.81

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Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	2024	2023

Assets
Current assets:
Cash and cash equivalents	716	79
Accounts receivable	911	830
Due from related parties	325	313
Other current assets	165	132
	2,117	1,354

Property, plant and equipment	29,093	26,874
Other long-term assets:
Regulatory assets	3,503	3,260
Deferred income tax assets	127	119
Intangible assets	661	656
Goodwill	373	373
Other assets	808	216
	5,472	4,624
Total assets	36,682	32,852

Liabilities
Current liabilities
Short-term notes payable	200	279
Long-term debt payable within one year	1,150	700
Accounts payable and other current liabilities	1,809	1,439
Due to related parties	342	302
	3,501	2,720

Long-term liabilities
Long-term debt	16,329	14,710
Regulatory liabilities	1,476	908
Deferred income tax liabilities	1,452	1,067
Other long-term liabilities	1,751	1,682
	21,008	18,367
Total liabilities	24,509	21,087

Noncontrolling interest subject to redemption	19	20

Equity
Common shares	5,713	5,706
Additional paid-in capital	28	30
Retained earnings	6,360	5,947
Accumulated other comprehensive loss	(12)	(3)
Hydro One shareholders' equity	12,089	11,680

Noncontrolling interest	65	65
Total equity	12,154	11,745
	36,682	32,852

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars)	2024	2023	2024	2023

Operating activities
Net income	201	183	1,165	1,094
Environmental expenditures	(2)	13	(11)	(14)
Adjustments for non-cash items:
Depreciation and amortization	246	215	920	866
Regulatory assets and liabilities	64	46	81	47
Deferred income tax expense	10	5	140	133
Other	(6)	14	(10)	34
Changes in non-cash balances related to operations	190	292	249	252
Net cash from operating activities	703	768	2,534	2,412

Financing activities
Long-term debt issued	765	900	2,781	2,375
Long-term debt repaid	—	—	(700)	(731)
Short-term notes issued	510	1,070	2,810	6,550
Short-term notes repaid	(520)	(1,720)	(2,890)	(7,650)
Dividends paid on common shares	(188)	(178)	(743)	(700)
Distributions paid to noncontrolling interest	(2)	(2)	(10)	(10)
Costs to obtain financing	(3)	1	(15)	(6)
Net cash from (used in) financing activities	562	71	1,233	(172)

Investing activities
Capital expenditures
Property, plant and equipment	(653)	(702)	(2,720)	(2,345)
Intangible assets	(26)	(36)	(88)	(131)
Additions to future use assets	(117)	(80)	(323)	(213)
Capital contributions received	—	—	2	2
Other	(1)	(1)	(1)	(4)
Net cash used in investing activities	(797)	(819)	(3,130)	(2,691)

Net change in cash and cash equivalents	468	20	637	(451)
Cash and cash equivalents, beginning of period	248	59	79	530
Cash and cash equivalents, end of period	716	79	716	79
This press release should be read in conjunction with the Company’s 2024 Consolidated Financial Statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2024 results teleconference with the investment community will be held on February 20, 2025 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIed0ee9adde1f42feacc447e35b56bdef) prior to the scheduled start time to access Hydro One’s fourth quarter 2024 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of approximately $8.5 billion.
Our team of approximately 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested approximately $3.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended December 31		Year ended December 31
(millions of dollars)	2024	2023	2024	2023
Revenues	2,095	1,979	8,484	7,844
Less: Purchased power	1,060	990	4,143	3,652
Revenues, net of purchased power	1,035	989	4,341	4,192

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company’s ability to meet its guidance range relating to EPS growth over the period from 2023 to 2027, relative to normalized 2022 earnings; expectations regarding the Company’s role in ensuring a resilient and sustainable energy system; the Medium-Term Notes program; expectations regarding the Company's financing activities, including the anticipated use of an amount equal to the net proceeds from the issuance of Medium-Term Notes towards financing and/or refinancing new and/or existing eligible projects under the 2024 Framework; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; completion of the Company’s acquisition of a minority interest in the East-West Tie Transmission Line; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
In this press release, Hydro One is providing a revised guidance range for EPS growth from 2023 to 2027 based on normalized 2022 earnings. Normalized 2022 earnings are presented and calculated on a supplementary basis and reflects the Company’s 2022 rate base income, taking into account The Company’s allowable return on equity calculated for regulatory purposes; regulated earnings above the Company’s allowed regulated return on equity, offset by non recoverable expenses. The purpose of the guidance range for EPS growth is to assist investors, shareholders, and others in evaluating the expected

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long-term performance of Hydro One’s business. This information may not be appropriate for other purposes and actual results may vary materially from this guidance. Information about our guidance, including the various assumptions underlying it, should be read in conjunction with this “Forward-Looking Statements and Information” section and in the information found in Hydro One's filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend to update the Company’s expected EPS guidance range for the period from 2023 to 2027, except as required by applicable securities laws.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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